Exhibit 21

Grown Rogue Announces Partial Conversion of US$2,000,000

Debenture Financing

Medford, Oregon, September 1, 2023 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a craft cannabis company operating in Oregon and Michigan, announces that, further to its news release on December 5, 2022, a debentureholder has converted an aggregate of US$1,500,000 of the US$2,000,000 debentures that mature on December 5, 2025 (“December Debentures”). The early retirement of the debt will save the Company over US$300,000 in interest payments over the length of the term.

The conversion results in the issuance of 10,151,250 common shares of the Company at a price of CAD$0.20 per share in accordance with the terms of the December Debentures. After the conversion, the Company’s common shares outstanding increased from 170,832,611 to 180,983,861.

“The partial conversion of our December Debentures shows the strong shareholder confidence in Grown Rogue all while providing us extra financial flexibility as we navigate through a tough cannabis environment” said Obie Strickler, CEO of Grown Rogue. “The conversion was completed by Mindset Capital, who remains a large debenture holder and supporter of the Company’s long-term strategy” continued Mr. Strickler.

“Mindset Capital believes that Grown Rogue can accelerate their growth, and that’s easier to accomplish with less debt and less interest payments” said Aaron Edelheit, CEO of Mindset Capital. “We believe the company has a long runway of growth opportunities to bring Oregon quality flower, at Oregon costs, to limited license markets. Converting our debt into equity in such a well-run company was an easy decision.”

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a craft cannabis company operating in Oregon and Michigan. Grown Rogue’s strategy is built to win now and in the future, as we profitably deliver craft cannabis at appropriate scale while continually scaling our sungrown capabilities to support eventual interstate commerce. Our mission is to bring low cost, high quality, craft cannabis from the amazing terroir and legacy of Oregon’s Rogue Valley to consumers nationwide.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward-looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on www.sedarplus.ca.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR+ at www.sedarplus.ca. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Jakob Iotte

Director of Business

Development and IR

jakeiotte@grownrogue.com

(458) 226-2100